Exhibit 3.4

CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND
OTHER RIGHTS OF
SERIES C PREFERRED STOCK OF GENESIS GROUP HOLDINGS, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned Secretary of GENESIS GROUP HOLDINGS, INC. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation’s Certificate of Incorporation, as amended, and in accordance with the provisions of the resolution creating a series of the class of the Corporation’s authorized Preferred Stock as designated as Series C Preferred Stock as follows:

FIRST: The Certificate of Incorporation, as amended, of the Corporation authorizes the issuance of 500,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share, and further authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of preferred stock not then allocated to any series into one or more and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such and certain preferences, limitations and relative rights of the shares of each series so established.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated December 23, 2011, the Board of Directors has designated 1,500, shares of the preferred stock as Series C Preferred Stock. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Series C Preferred Stock shall be as hereinafter described.

THIRD: Article Fourth of the Certificate of Incorporation of the Corporation is amended to include the following:

Series C Preferred Stock

The Corporation shall designate a series of preferred stock, consisting of 1,500 shares, as Series C Preferred Stock (the “Series C”) with stated value of $1,000 per share and which shall have the following designations, rights and preferences:

1.             Dividends. The holders of the outstanding Series C Preferred shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of funds legally available therefore, cumulative dividends at the annual rate of 10% of the Stated Value per share of the Series C Preferred except that for such period that the Company is in breach of any provisions of this Agreement or fails to pay any dividends, the annual rate shall increase to 12%. Such dividends shall be payable in cash or stock, Quarterly in arrears beginning March 31, 2012 (each of such dates being a “Dividend Payment Date”). Such dividends shall accrue on each such share commencing on the date of issue, and shall accrue from day to day, whether or not earned or declared. Such dividends shall be cumulative so that if such dividends in respect of any previous monthly dividend period shall not have been paid on or declared and set apart for all shares of Series C Preferred at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Corporation makes any distribution (as hereinafter defined) to the holders of Common Stock. Accrued but unpaid dividends shall not bear interest. “Distribution” in this Section means the transfer of cash or property without consideration, whether by way of dividend or otherwise (except a dividend in shares of the Corporation) or the purchase or redemption of shares of the Corporation for cash or property (except for an exchange of shares of the Corporation or shares acquired by the Corporation from employees pursuant to the terms of any employee incentive plan, agreement or arrangement) including any such transfer, purchase or redemption by a subsidiary of the Corporation. The time of any distribution by way of dividend shall be the date of declaration thereof and the time of any distribution by purchase or redemption of shares shall be the day cash or property is transferred by the Corporation, whether or not pursuant to a contract of an earlier date; provided that where a negotiable debt security is issued in exchange for shares the time of the distribution is the date when the Corporation acquires the shares in such exchange. The Board of Directors may fix a record date for the determination of holders of Series C Preferred entitled to receive payment of a dividend declared thereon.

2.             Conversion. The holders of Series C shares shall have the right for a two year period following the issuance of the shares to convert same into the Corporation Common Stock , par value $0.0001 per share (the “Common Stock”),. The conversion shall be into such number of shares of Common Stock equal to .025% of the Corporation at the time of conversion on a fully diluted basis (i.e. after giving effect to all securities and assuming conversion and exercise of all securities, including but not limited to all common shares, preferred shares, convertible debt securities, options and warrants, whether they are in the money or not and whether they are exercisable or not) (the “Conversion Ratio”).

a.             Mechanics of Conversion. The conversion of the shares of the Series C shall be conducted in the following manner:

  i.              Holder’s Delivery Requirements. To convert the shares of the Series C into shares of Common Stock on any date (the “Conversion Date”), the Holder shall (A) transmit by facsimile (or otherwise deliver) for receipt on or prior to 11:59 p.m., Eastern Standard Time on such date, a copy of a fully executed notice of conversion (the “Conversion Notice”) to the Corporation’s designated transfer agent (the “Transfer Agent”) with a copy thereto to the Corporation and (b) surrender to a common carrier for delivery to the Transfer Agent at such time the original certificates representing the shares of the Series C being converted (or a letter attesting to their loss, theft or destruction with respect to such shares in the case of their loss, theft or destruction) (the “Series C Certificate”), duly endorsed for transfer.

  ii.             Corporation’s Response. Upon receipt by the Corporation of a copy of the Conversion Notice, the Corporation shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to the Holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. Upon receipt by the Transfer Agent of the Series C Certificates to be converted pursuant to the Conversion Notice, the Transfer Agent shall, on the next business day following the date of receipt (or the second business day following the date of receipt if received after 11:00 a.m. local time of the Transfer Agent), issue and surrender to a common carrier for overnight delivery to the address as specified in the Conversion Notice, a certificate registered in the name of the Holder or its designee for a number of shares of Common Stock to which the Holder shall be entitled. If the number of the shares of the Series C represented by the Series C Certificate(s) submitted for conversion is greater than the number of Preferred Stock being converted, then the Transfer Agent shall, as soon as practicable and in no event later than three (3) business days after receipt of the Series C Certificate(s), issue and deliver to the Holder a new Series C Certificate representing the number of the shares of the Series C not converted.

  iii.            Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of the shares of the Series C shall be treated for all purposes as the record holder of such shares of Common Stock on the Conversion Date.

b.            Taxes. The Corporation shall pay any and all taxes that may be payable with respect to the issuance and delivery of the Common Stock upon the conversion of the shares of the Series C.

3.             Redemption. The shares of the Series C are not redeemable except that, at the individual option of each Holder of shares of the Series C, the Corporation shall redeem the number of shares of the Series C that is specified in a request for redemption delivered to the Corporation by such Holder by paying the Liquidation Preference Price (as hereinafter defined) per share of the Series C to be redeemed; provided, however, that if the Corporation is prohibited under the Delaware Business Corporations Act or other applicable law from redeeming all of the shares of the Series C for which redemption is required hereunder, then it shall first redeem such shares on a pro rata basis among the Holders in proportion to the full respective redemption amounts to which they are entitled hereunder to the extent that the Corporation is not so legally prohibited from doing so and shall redeem the remaining shares to be redeemed as soon as the Corporation is not so legally prohibited from doing so. On the requested date of redemption (which shall be no sooner than 60 days from the date of delivery of the redemption request to the Corporation) as specified in the Holder’s notice, the Holder shall surrender to the Corporation his certificate for the shares of the Series C to be redeemed and the Corporation shall pay to such Holder the redemption price therefor in immediately available funds. In the case of a partial redemption, the Corporation will issue a new certificate to the Holder representing the balance of the unredeemed Series C shares. In the event any shares of the Series C shall be redeemed pursuant to this section, the shares so redeemed shall automatically be cancelled and returned to the status of authorized but unissued shares of preferred stock.

4.             Voting Rights. Each share of the Series C shall entitle the Holder thereof to one vote for each share of Common Stock into which their shares of the Series C could be converted pursuant to the Conversion Ratio on the record date for determining stockholders entitled to vote or consent, and with respect to such vote, shall be entitled to notice of any stockholders’ meeting in accordance with the by-laws of the Corporation, and shall be entitled to vote, together as a single class with holders of Common Stock and any other series of preferred stock then outstanding, with respect to any question or matter upon which holders of Common Stock have the right to vote. The shares of the Series C shall also entitle the Holders thereof to vote the shares as a separate class as set forth herein and as required by law. In the event of any stock split, stock dividend or reclassification of the Corporation’s Common Stock, the number of votes which attach to each share of the Series C shall be adjusted in the same proportion as any adjustment to the number of outstanding shares of Common Stock.

5.             Liquidation, Dissolution, Winding-Up. Upon any Sale, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders of the shares of the Series C shall be entitled, after any distribution or payment is made upon any shares of capital stock of the Corporation having a liquidation preference senior to the Series C but before any distribution or payment is made upon any shares of Common Stock or other capital stock of the Corporation having a liquidation preference junior to the Series C, to be paid in cash the sum of $1000.00 per share, subject to appropriate adjustments for subdivisions or combinations of the outstanding shares of the Series C effected after the date hereof (the “Liquidation Preference Price”). If upon such liquidation, dissolution or winding up, the assets to be distributed among the Series C Holders and all other shares of capital stock of the Corporation having the same liquidation preference as the Series C shall be insufficient to permit payment to said holders of such amounts, then all of the assets of the Corporation then remaining shall be distributed ratably among the Series C Holders and such other capital stock of the Corporation having the same liquidation preference as the Series C, if any. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after provision is made for Series C Holders and all other shares of capital stock of the Corporation having the same liquidation preference as the Series C, if any, then-outstanding as provided above, the holders of Common Stock and other capital stock of the Corporation having a liquidation preference junior to the Series C shall be entitled to receive ratably all remaining assets of the Corporation to be distributed. If assets other than cash are distributed pursuant to this Section, the valuation of such assets will be made by the Board of Directors acting in good faith.

6.             Protective Provisions. So long as any shares of the Series C are outstanding, this Corporation shall not, without first obtaining the written approval of, a majority of Series C holders, amend its Certificate of Incorporation to (i) alter or change the rights, preferences or privileges of the Series C, (ii) alter or change the powers, preferences or rights of the Series C, or the qualifications, limitations or restrictions thereof, if any such alteration or change would adversely affect the rights of the Series C Holders. Notwithstanding the foregoing, the Corporation may issue without approval of the Series C Holders, new classes or series of preferred stock junior to the Series C.

7.             Reservation of Common Stock. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock or its treasury shares of Common Stock, solely for the purpose of issuance upon the conversion of the Series C, the maximum number of shares of Common Stock as then could be issuable upon the conversion of all then outstanding shares of the Series C. All shares of Common Stock which are issuable upon conversion of the Series C in accordance with this Certificate of Designation will, when so issued, be duly authorized, validly issued, fully paid and non-assessable. The Corporation will take all action that may be necessary to assure that all shares of Common Stock issuable upon such conversion may be so issued without violation of any law, regulation or agreement applicable to the Corporation.

8.             Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of the Series C. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of the Series C by a Holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

9.             Piggyback Registration Rights. Each Holder holding any Series C shall have piggyback registration rights. Each time the Corporation shall determine to file a registration statement under the Act (other than on Form S-4 or Form S-8 or another form not available for registering the Registrable Securities for sale to the public) in connection with the proposed offer and sale of any of its equity securities either for its own account or on behalf of any other security holder, the Corporation shall give prompt written notice of its determination to all Holders (a “Piggyback Notice”). In the event a Holder or Holders, within 20 days after the receipt of the Piggyback Notice, notify the Corporation of their desire that such Registrable Securities be included in the registration statement, the Corporation shall include in the registration statement all such Registrable Securities, all to the extent requisite to permit the sale or other disposition by the prospective Holder(s) of the Registrable Securities to be so registered; provided, however, that the Corporation may at any time, in its sole discretion, withdraw or cease proceeding with any such registration if it shall at the same time withdraw or cease proceeding with the registration of all other securities originally proposed to be registered.

a.             Expenses. With respect to each Piggyback Registration, the Corporation shall pay, and shall reimburse each Holder for paying, any expenses incurred in connection with such registration, including, without limitation, all registration, qualification, printing and accounting fees and all fees and disbursements of counsel for the Corporation and the reasonable fees and disbursements of not more than one counsel for each participating Holders and all underwriting discounts and commissions applicable to the Registrable Securities included in such registration statement.

b.            Restrictions on Issuance. The Corporation agrees not to issue any Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock for the period commencing 15 days prior to the closing of the offering of securities included in any Piggyback Registration and ending on the 90th day following such closing.

10.           No Preemptive Rights. No Series C Holder shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class.

11.           Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided din this Certificate of Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit a Holder’s right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designation.

12.           Charges. The issuance of certificates representing Common Stock upon conversion of the Series C as hereinabove set forth shall be made without charge for any expense or issuance tax in respect thereof, provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of shares converted.

13.           Specific Shall Not Limit General. No specific provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed this __26th____ day of December 2011.

GENESIS GROUP HOLDINGS, INC.

By:	/s/ Lawrence M. Sands
Name:	Lawrence M. Sands
Title:	Corporate Secretary

STATE OF _Florida___________________

COUNTY OF __Palm Beach________________

At ___Boca Raton___________ in said County on this ___ day of December 26, 2011 2011 personally appeared before me __Lawrence Sands_________________, who, being by me first duly sworn, declared that he is the __Secretary_____________________ of Genesis Group Holdings, Inc., that he signed the foregoing document as ____Secretary____________ of said corporation, and that the statements therein contained are true.

/s/
Notary Public
My Commission Expires: February 2013